Exhibit 99.1

Legend Biotech Reports First Quarter 2023 Results and Recent Highlights

  New and updated data from the CARTITUDE Clinical Development Program and LEGEND-2 study evaluating ciltacabtagene autoleucel (cilta-cel) will be presented at the 2023 American Society of Clinical Oncology (ASCO) Annual Meeting and the European Hematology Association’s (EHA) 2023 Hybrid Congress
  $350 million in gross proceeds raised in a registered direct offering
  $212 million in gross proceeds raised from private placements
  Gross proceeds of $200 million received from the exercise of warrant issued in May 2021
  Strategic advisory board established with the appointments of John Maraganore, Ph.D., former CEO of Alnylam Pharmaceuticals and Michel Vounatsos, former CEO of Biogen Inc. as advisors
  Mythili Koneru, M.D., Ph.D. appointed as Company’s Chief Medical Officer

SOMERSET, N.J.--(BUSINESS WIRE)--May 18, 2023--Legend Biotech Corporation (NASDAQ: LEGN) (Legend Biotech), a global biotechnology company developing, manufacturing and commercializing novel therapies to treat life-threatening diseases, today reported its first quarter 2023 unaudited financial results.

"We are extremely pleased to announce that we have recently raised $762 million in funding. With this substantial capital infusion, we are poised to embark on a critical chapter in our company’s growth to advance CARVYKTI® toward its full potential, and we look forward to presenting the latest data from our CARTITUDE clinical development programs at ASCO and EHA this June," said Ying Huang, Chief Executive Officer of Legend Biotech. Dr. Huang continued, “We would like to extend our deepest gratitude to our investors for their overwhelming support and confidence in our company’s mission and remain committed to creating long-term value for all of our stakeholders.”

Financial Results for Quarter Ended March 31, 2023

Cash and Cash Equivalents, Time Deposits, and Short-Term Investments
As of March 31, 2023, prior to giving effect to the registered direct offering, private placements or warrant exercise noted above, Legend Biotech had approximately $854 million of cash and cash equivalents, time deposits, and short-term investments.

Revenue
Total revenue for the three months ended March 31, 2023 was $36.3 million compared to $50.0 million for the three months ended March 31, 2022. Collaboration revenue recognized in the first quarter of 2023 was from CARVYKTI® sales primarily in the U.S. License revenue recognized in first quarter of 2022 was due to the achievement of commercial milestone for FDA approval in the U.S. in connection with the license and collaboration agreement (the “Janssen Agreement”) with Janssen Biotech, Inc. (“Janssen”).

Collaboration Cost of Revenue
Collaboration cost of revenue for the three months ended March 31, 2023 was $35.6 million. Legend Biotech did not have any collaboration cost of revenue in the three months ended March 31, 2022. The $35.6 million is a combination of Legend’s portion of collaboration cost of sales in connection with collaboration revenue under the Janssen Agreement along with expenditures to support the manufacturing capacity expansion which cannot be capitalized.

Research and Development Expenses
Research and development expenses for the three months ended March 31, 2023 were $84.9 million compared to $81.5 million for the three months ended March 31, 2022. This increase of $3.4 million was primarily due to higher patient enrollment for Phase 3 clinical trials for cilta-cel in the first quarter of 2023.

Administrative Expenses
Administrative expenses for the three months ended March 31, 2023 were $22.2 million compared to $12.7 million for the three months ended March 31, 2022. The increase of $9.5 million was primarily due to continued investment in building global information technology infrastructure along with non-recurring financial and legal fees related to Legend Biotech’s restatement of its historical financial statements as reported by Legend Biotech in February 2023.

Selling and Distribution Expenses
Selling and distribution expenses for the three months ended March 31, 2023 were $18.0 million compared to $21.3 million for the year three months ended March 31, 2022. This decrease of $3.3 million was primarily due to non-recurring launch expenses incurred in the first quarter of 2022 to support the commercialization in the U.S market.

Other Income and Gains
Other income and gains for the three months ended March 31, 2023 were $8.2 million compared to $1.0 million for the three months ended March 31, 2022. The increase of $7.2 million was primarily due to increase in interest income and gain on investments.

Other Expenses
Other expenses for the three months ended March 31, 2023 were $10.7 million compared to $1.5 million for the three months ended March 31, 2022. The increase was primarily due to unrealized foreign currency exchange loss in the quarter.

Finance Costs
Finance costs for the three months ended March 31, 2023 were $5.1 million compared to $1.0 million for the three months ended March 31, 2022. The increase was primarily due to interest on advance funding, which is interest-bearing borrowings funded by Janssen under the Janssen Agreement and constituted by principal and applicable interests upon such principal.

Fair Value Gain of Warrant Liability
Fair value gain of warrant liability for the three months ended March 31, 2023 was $20.0 million caused by changes in the fair value of a warrant that Legend Biotech issued to an institutional investor through a private placement transaction in May 2021 with an initial fair value of $81.7 million at the issuance date. The warrant was assessed as a financial liability with a fair value of $47.0 million as of March 31, 2023. On May 12, 2023, Legend Biotech announced that the warrant had been exercised in full.

Loss for the Period
For the three months ended March 31, 2023, net loss was $112.1 million, or $0.34 per share, compared to a net loss of $32.3 million, or $0.10 per share, for the three months ended March 31, 2022.

About Legend Biotech
Legend Biotech is a global biotechnology company dedicated to treating, and one day curing, life-threatening diseases. Headquartered in Somerset, New Jersey, we are developing advanced cell therapies across a diverse array of technology platforms, including autologous and allogeneic chimeric antigen receptor T-cell and natural killer (NK) cell-based immunotherapy. From our three R&D sites around the world, we apply these innovative technologies to pursue the discovery of cutting-edge therapeutics for patients worldwide.

Learn more at www.legendbiotech.com and follow us on Twitter and LinkedIn.

Cautionary Note Regarding Forward-Looking Statements
Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to Legend Biotech’s strategies and objectives; statements relating to CARVYKTI®, including Legend Biotech’s expectations for CARVYKTI®, such as Legend Biotech’s manufacturing and commercialization expectations for CARVYKTI® and the potential effect of treatment with CARVYKTI®; statements about submissions for CARVYKTI® and other product candidates to, and the progress of such submissions with, the U.S. Food and Drug Administration (FDA) and other regulatory authorities; the anticipated timing of, and ability to progress, clinical trials; the ability to generate, analyze and present data from clinical trials; expected results of clinical trials; and the potential benefits of Legend Biotech’s product candidates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors. Legend Biotech’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including as a result of additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays, including requests for additional safety and/or efficacy data or analysis of data, or government regulation generally; unexpected delays as a result of actions undertaken, or failures to act, by our third party partners; uncertainties arising from challenges to Legend Biotech’s patent or other proprietary intellectual property protection, including the uncertainties involved in the U.S. litigation process; competition in general; government, industry, and general product pricing and other political pressures; the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to the evolving situation; as well as the other factors discussed in the “Risk Factors” section of Legend Biotech’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2023. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this press release as anticipated, believed, estimated or expected. Any forward-looking statements contained in this press release speak only as of the date of this press release. Legend Biotech specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

LEGEND BIOTECH CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	Three months ended March 31, 2023	Three months ended March 31, 2022
	US$’000, except per share data	US$’000, except per share data
	(Unaudited)	(Unaudited)
REVENUE
License revenue	—	50,000
Collaboration revenue	36,280	—
Other revenue	56	40
Total revenue	36,336	50,040
Collaboration cost of revenue	(35,613)	—
Other income and gains	8,199	1,012
Research and development expenses	(84,889)	(81,548)
Administrative expenses	(22,205)	(12,657)
Selling and distribution expenses	(17,954)	(21,302)
Other expenses	(10,734)	(1,527)
Fair value gain/(loss) of warrant liability	20,000	34,900
Finance costs	(5,113)	(1,044)
LOSS BEFORE TAX	(111,973)	(32,126)
Income tax (expense)/credit	(128)	(163)
LOSS FOR THE PERIOD	(112,101)	(32,289)
Attributable to:
Ordinary equity holders of the parent	(112,101)	(32,289)
LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
Basic	(0.34)	(0.10)
Diluted	(0.34)	(0.10)
ORDINARY SHARES USED IN LOSS PER SHARE COMPUTATION
Basic	330,497,072	308,699,034
Diluted	330,497,072	308,699,034

LEGEND BIOTECH CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31, 2023	December 31, 2022
	US$’000	US$’000
	(Unaudited)	Audited
NON-CURRENT ASSETS
Property, plant and equipment	110,045	105,168
Advance payments for property, plant and equipment	2,193	914
Right-of-use assets	80,459	55,590
Time deposits	4,366	—
Intangible assets	2,289	3,409
Collaboration prepaid leases	93,548	65,276
Other non-current assets	1,062	1,487
Total non-current assets	293,962	231,844
CURRENT ASSETS
Collaboration inventories	12,176	10,354
Trade receivables	56	90
Prepayments, other receivables and other assets	51,761	61,755
Financial assets at fair value through profit or loss	185,705	185,603
Pledged deposits	1,283	1,270
Time deposits	4,366	54,016
Cash and cash equivalents	660,050	786,031
Total current assets	915,397	1,099,119
Total assets	1,209,359	1,330,963
CURRENT LIABILITIES
Trade payables	29,811	32,893
Other payables and accruals	146,378	184,109
Government grants	457	451
Lease liabilities	4,595	3,563
Tax payable	9,940	9,772
Warrant liability	47,000	67,000
Total current liabilities	238,181	297,788
NON-CURRENT LIABILITIES
Collaboration interest-bearing advanced funding	265,864	260,932
Lease liabilities long term	44,302	20,039
Government grants	7,631	7,659
Other non-current liabilities	224	233
Total non-current liabilities	318,021	288,863
Total liabilities	556,202	586,651
EQUITY
Share capital	33	33
Reserves	653,124	744,279
Total ordinary shareholders’ equity	653,157	744,312
Total equity	653,157	744,312
Total liabilities and equity	1,209,359	1,330,963

LEGEND BIOTECH CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Three months ended March 31, 2023	Three months ended March 31, 2022
	US$’000	US$’000
	(Unaudited)	(Unaudited)
LOSS BEFORE TAX	(111,973)	(32,126)
CASH FLOWS USED IN OPERATING ACTIVITIES	(141,053)	(78,687)
CASH FLOWS USED IN INVESTING ACTIVITIES	17,930	(232,500)
CASH FLOWS FROM FINANCING ACTIVITIES	(286)	25
NET DECREASE IN CASH AND CASH EQUIVALENTS	(123,409)	(311,162)
Effect of foreign exchange rate changes, net	(2,572)	10
Cash and cash equivalents at beginning of the period	786,031	688,938
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	660,050	377,786
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Cash and bank balances	670,065	667,465
Less: Pledged deposits	1,283	1,448
Time deposits	8,732	288,231
Cash and cash equivalents as stated in the statement of financial position	660,050	378
Cash and cash equivalents as stated in the statement of cash flows	660,050	377,786

Contacts

PRESS CONTACT:
Tina Carter, Corporate Communications Lead, Legend Biotech
tina.carter@legendbiotech.com
(908) 331-5025

INVESTOR CONTACTS:
Joanne Choi, Senior Manager, Investor Relations, Legend Biotech
joanne.choi@legendbiotech.com

Crystal Chen, Manager, Investor Relations, Legend Biotech
crystal.chen@legendbiotech.cn